06008495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING WASH, D.C. 152

AB 3/27/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XCU Capital Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5962 La Place Court, Suite 210
(No and Street)

Carlsbad, (City) California (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Hoaglin (760) 603-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Hoaglin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XCU Capital Corporation, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ______
County of ______
Subscribed and sworn (or affirmed) to before me this ____ day of ______, ____

______
Notary Public

[signature] 1-18-06
Signature

CEO
Title

See attached for Notary

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 18th (Date) day of January (Month), 2006 (Year), by

(1) Mark Hoaglin (Name of Signer),

☒ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Hope R Witteman

Signature of Notary Public

HOPE R. WITTEMAN
Commission # 1414619
Notary Public - California
Riverside County
My Comm. Expires Apr 29, 2007

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: January 18, 2006 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
XCU Capital Corporation, Inc.

We have audited the accompanying statements of financial condition of XCU Capital Corporation, Inc. (a California Corporation) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XCU Capital Corporation, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 25, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

XCU Capital Corporation, Inc.
Statements of Financial Condition

	December 31, 2005	December 31, 2004
Assets		
Cash and cash equivalents	$ 1,137,383	$ 2,065,029
Commissions receivable	147,505	338,739
Deposit with clearing organization	106,362	103,753
Property and equipment, net	97,047	127,861
Receivable from related party	280,408	56,117
Receivable – other	456,980	–
Prepaid expenses	191,647	190,292
Prepaid income taxes	–	3,270
Deferred tax assets	109,300	–
Other assets	11,131	11,131
Total assets	$ 2,537,763	$ 2,896,192
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 156,119	$ 114,077
Commissions payable	243,009	346,967
Pension payable	45,989	–
Deferred income taxes	–	1,700
Payable to related parties	41,631	59,300
Loans payable	23,211	33,051
Total liabilities	509,959	555,095
Stockholder's equity		
Common stock, $10 par value, 100,000 shares authorized, 13,000 shares issued and outstanding	130,000	130,000
Additional paid–in capital	2,627,431	2,504,215
Accumulated deficit	(729,627)	(293,118)
Total stockholder's equity	2,027,804	2,341,097
Total liabilities and stockholder's equity	$ 2,537,763	$ 2,896,192

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Operations

	For the Year Ended December 31,	
	2005	**2004**
Revenues		
Commission income	$12,532,364	$12,252,525
Marketing allowance	297,002	327,783
Interest income	64,679	20,077
Other income	272,258	235,802
Total revenues	13,166,303	12,836,187
Expenses		
Employee compensation and benefits	1,742,119	1,573,794
Commissions, trading fees and floor brokerage	10,220,628	9,970,773
Communications	27,898	15,181
Occupancy & equipment rental	147,326	132,171
Interest expense	1,006	854
Taxes, licenses and fees, other than income taxes	171,094	133,479
Other operating expenses	1,401,403	913,011
Total expenses	13,711,474	12,739,263
Income (loss) before income taxes	(545,171)	96,924
Income tax expenses (benefits)	(108,662)	34,805
Net income (loss)	$ (436,509)	$ 62,119

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance at December 31, 2003	$ 130,000	$ 970,000	$ (355,237)	$ 744,763
Issuance of additional paid–in capital	–	1,534,215	–	1,534,215
Net income	–	–	62,119	62,119
Balance at December 31, 2004	$ 130,000	$ 2,504,215	$ (293,118)	$ 2,341,097
Issuance of additional paid–in capital	–	123,216	–	123,216
Net income	–	–	(436,509)	(436,509)
Balance at December 31, 2005	$ 130,000	$ 2,627,431	$ (729,627)	$ 2,027,804

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Cash Flows

	For the Year Ended December 31,	
Cash flows from operating activities:	**2005**	**2004**
Net income (loss)	$ (436,509)	$ 62,119
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	39,757	50,380
Deferred tax assets	(109,300)	35,700
(Gain) loss on sale of property & equipment	4,642	741
(Increase) Decrease in assets:		
Commissions receivable	191,234	(19,805)
Deposit with clearing organization	(2,609)	(1,213)
Receivable – other	(456,980)	–
Prepaid income taxes	3,270	(3,270)
Prepaid expenses and other assets	(1,355)	3,542
(Decrease) increase in liabilities:		
Accounts payable and other accrued expenses	42,042	(133,555)
Commissions payable	(103,958)	(221,341)
Pension payable	45,989	–
Deferred income taxes payable	(1,700)	–
Income taxes payable	–	(9,691)
Total adjustments	(348,968)	(298,512)
Net cash and cash equivalents provided by (used in) operating activities	(785,477)	(236,393)
Cash flows from investing activities:		
Purchase of property and equipment	(13,585)	(73,847)
Net cash and cash equivalents provided by (used in) investing activities	(13,585)	(73,847)
Cash flows from financing activities:		
Collection (issuance) of receivable from related party	(224,291)	1,493
Proceeds from (repayment of) payable to related parties	(17,669)	(136,795)
Proceeds from issuance of loan payable	–	33,051
Repayment of loan payable	(9,840)	–
Proceeds from issuance of additional paid–in capital	123,216	1,534,215
Net cash and cash equivalents provided by (used in) financing activities	(128,584)	1,431,964
Net increase (decrease) in cash and cash equivalents	(927,646)	1,121,724
Cash and cash equivalents beginning of year	2,065,029	943,305
Cash and cash equivalents end of year	$ 1,137,383	$ 2,065,029

Supplemental disclosure of cash flow information:

Cash paid during the years ended December 31, 2005 and 2004, respectively

	2005	2004
Interest	$ 1,006	$ 854
Income taxes	$ 2,338	$ 18,649

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Capital Corporation, Inc. (the "Company") was incorporated in the State of California on April 7, 1987, under the name XCU Brokerage Services, Inc., as a broker/dealer in securities under the Securities and Exchange Act of 1934. In July of 1987 the Company changed its name to XCU Capital Corporation, Inc. The Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also earns commissions for asset management.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2005 and 2004 were $83,519 and $73,509, respectively.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash and securities, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate. The balances at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Cash and cash equivalents	$ 7,014	$ 4,281
U.S. Treasury Bill	99,348	99,472
Total deposit held at clearing organization	$ 106,362	$ 103,753

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2005	2004
Furniture	$ 72,922	$ 99,987
Computers and software	193,437	262,991
Automobile	39,905	39,905
Leasehold improvements	2,165	11,745
	308,429	414,628
Accumulated depreciation	(211,382)	(286,767)
Total property and equipment, net	$ 97,047	$ 127,861

Depreciation expense for the years ended December 31, 2005 and December 31, 2004 was $39,757 and $50,380, respectively.

Note 4: RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. (the "Parent"), is the holding company for XCU Capital Corporation, Inc. and Focus Insurance Agency, Inc. ("Focus"). The Company has entered into agreements with credit unions, of which most own equity interest in the Parent, which allow the Company to operate its brokerage services on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned to the credit unions as an operating expense, included in commissions and floor brokerage.

At December 31, 2005 and 2004 the Company owed these credit unions $41,631 and $59,300, respectively, for their share of the Company's activities.

The Company shares office space, staff and equipment with the Parent and Focus. All operating expenses are paid by the Company, including rent, salaries and taxes. Expenses are then allocated between the companies monthly based on that month's activities. There is no written agreement between the companies on how the allocation is determined.

At December 31, 2005 and 2004, the Company was owed $272,908 and $56,117, respectively, from Focus for its share of the allocated operating expenses.

Note 5: PREPAID EXPENSES

The Company has included prepaid insurance, advertising, licenses and legal fees in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 6: INCOME TAXES

The significant components of deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets		
Contribution carryover	$ 700	$ 300
Net operating loss	123,500	6,900
	124,200	7,200
Deferred tax liabilities		
Accumulated depreciation	(7,400)	(8,800)
State income taxes	(7,500)	(100)
	(14,900)	(8,900)
Net deferred tax assets (liabilities)	$ 109,300	$ (1,700)

Note 6: INCOME TAXES
(Continued)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

As discussed in note 1, the Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expenses (benefits) at December 31, 2005 and 2004 are comprised of the following:

	2005	2004
Current income tax expense (benefit)		
Federal	$ –	$ –
State	2,338	385
Total current income tax expense (benefit)	2,338	385
Deferred income tax expense (benefit)		
Federal	(66,900)	20,920
State	(44,100)	13,500
Total deferred income tax expense (benefit)	(111,000)	34,420
Total provision for income tax expense (benefits)	$ (108,662)	$ 34,805

Note 8: PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and were $82,379 and $77,511, for the years ended December 31, 2005 and 2004, respectively.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has a line of credit agreement with XFCU under which it may borrow up to $25,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balances at December 31, 2005 and 2004.

Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

Rent expense for the years ended December 31, 2005 and 2004, were $129,959 and $123,381, respectively.

In March of 2004, the Company financed an automobile. Future minimum principal payments for the automobile loan are as follows:

Year Ending December 31,	
2006	$ 10,105
2007	10,402
2008	3,535
Thereafter	–
	$ 23,211

For the year's ended December 31, 2005 and 2004, the Company paid $1,006 and $854, in interest associated with this loan.

Contingencies

The Company is currently involved in a litigation involving a former officer. The Company has incurred significant legal expenses associated with this suit. However the Company expects to be reimbursed 75% of its legal fees associated with this litigation. At December 31, 2005, the receivable – other for $456,980, represented the portion of these legal fees yet to be reimbursed. These financial statements contain no adjustments for the outcome of this litigation.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the National Credit Union Administration ("NCUA"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the years ended December 31, 2005 and 2004, cash balances held in financial institutions were in excess of the NCUA's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005 and 2004, the Company's net capital of $845,534 and $1,863,425, exceeded the minimum net capital requirement of $50,000 by $795,534 and $1,813,425, respectively, and the Company's ratio of aggregate indebtedness ($509,959 and $553,395, respectively) to net capital was 0.60 to 1 and 0.30 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 12: RECONCILIATION OF UNAUDITED NET CAPITAL TO AUDITED FOCUS

There are differences between the computations of net capital under Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

	December 31,	
	2005	2004
Net capital per unaudited focus	$ 836,675	$ 1,876,379
Adjustments:		
Accumulated deficit	–	1
Deferred income taxes	–	1,700
Non-allowable assets	–	1
Haircuts on U.S. Treasury Bills	247	497
Haircuts on money markets	141	86
Undue concentration	8,471	(15,239)
Total adjustments	8,859	(12,954)
Net capital per audited statements	$ 845,534	$ 1,863,425

XCU Capital Corporation, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	December 31, 2005	December 31, 2004
Stockholder's equity		
Common stock	$ 130,000	$ 130,000
Additional paid-in capital	2,627,431	2,504,215
Accumulated deficit	(729,627)	(293,118)
Total stockholder's equity	2,027,804	2,341,097
Add: Additions to capital		
Deferred tax liabilities	–	1,700
Total adjusted capital	2,027,804	2,342,797
Less: Non allowable assets		
Commission receivable	(7,945)	(38,002)
Property and equipment, net	(97,047)	(127,861)
Receivable from related party	(280,408)	(56,117)
Receivable – other	(456,980)	–
Prepaid expenses	(191,647)	(190,292)
Deferred tax assets	(109,300)	–
Prepaid income taxes	–	(3,270)
Other assets	(11,131)	(11,131)
Total subtractions	(1,154,458)	(426,673)
Net capital before haircuts on securities	873,346	1,916,124
Less: Haircuts		
Haircuts on U.S. Treasury Bills	(498)	–
Haircuts on money markets	(18,782)	(37,460)
Undue concentration	(8,532)	(15,239)
Total haircuts	(27,812)	(52,699)
Net Capital	845,534	1,863,425
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	33,997	36,893
Minimum dollar net capital required	50,000	50,000
Net capital required (greater of above)	50,000	50,000
Excess net capital	$ 795,534	$ 1,813,425
Percentage of aggregate indebtedness to net capital	0.60 : 1	0.30 : 1

There were differences between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2005 and 2004. See Note 12.

See independent auditor's report.

XCU Capital Corporation, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

XCU Capital Corporation, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

XCU Capital Corporation, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2005

Board of Directors
XCU Capital Corporation, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of XCU Capital Corporation, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by XCU Capital Corporation, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 25, 2006

XCU Capital Corporation, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
XCU Capital Corporation, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of XCU Capital Corporation, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by XCU Capital Corporation, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 25, 2006